FOR IMMEDIATE RELEASE

Teva Announces FDA Approval of QNASL® (Beclomethasone Dipropionate) Nasal Aerosol
for Treatment of Children with Seasonal and Perennial Allergic Rhinitis

First Waterless Nasal Allergy Spray Approved for Children as Young as Four Years of Age

Jerusalem, December 19, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) approved QNASL® (beclomethasone dipropionate) 40 mcg for the treatment of nasal symptoms associated with allergic rhinitis (AR) in children 4-11 years of age.

QNASL® 40 mcg is a lower dose formulation of QNASL® Nasal Aerosol (80 mcg), a waterless (non-aqueous) intranasal corticosteroid (INS) spray currently available by prescription for adults and adolescents (12 years of age and older) for the treatment of nasal symptoms associated with AR. QNASL® 40 mcg delivers effective symptom relief at one-fourth of the dosage approved to treat adults and is the first and only waterless hydrofluoroalkane (HFA) nasal allergy treatment to be approved for use in patients as young as four years of age. The drug is expected to become available by prescription in February 2015.

“The approval of QNASL® for use in children aged 4-11 is an important advancement for an often difficult-to-treat patient group,” said Dr. Todd Mahr, MD, Director of Pediatric Allergy and Immunology at Gundersen Lutheran Medical Center in La Crosse, Wisconsin. “QNASL 40 mcg has several characteristics that provide prescribers with a treatment option specifically designed for children with allergic rhinitis, including its ‘waterless’ aerosol method of delivery and lower dose formulation.”

FDA approval was based on data from three double-blind, placebo-controlled studies that evaluated the safety and efficacy of QNASL® 40 mcg in children (ages 4-11) with AR. Data demonstrated that once-daily treatment with QNASL® 40 mcg provided significant nasal allergy symptom relief in children with seasonal allergic rhinitis (SAR) and perennial allergic rhinitis (PAR) in comparison to placebo. In all three studies, the safety profile of QNASL® 40 mcg was similar to that of placebo and the most common adverse events were nosebleeds and ulcers, which is consistent with those seen in previous clinical studies of QNASL® Nasal Aerosol.

“The approval of this lower dose formulation of QNASL® for children reaffirms Teva’s deep-rooted commitment to developing treatment options to help address respiratory conditions among all patient populations,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “Through the availability of QNASL® 40 mcg, we are aiming to aid children and their caregivers in better managing the burdensome symptoms associated with nasal allergies.”

About QNASL® (Beclomethasone Dipropionate)
QNASL® (beclomethasone diproprionate) Nasal Aerosol is a prescription corticosteroid medication that treats nasal symptoms associated with seasonal and year-round allergies. QNASL® is manufactured in two formulations: 80 mcg for patients 12 years of age and older and recently FDA-approved 40 mcg for children ages 4-11. QNASL® 40 mcg is expected to become available by prescription in February 2015 and QNASL® 80 mcg is currently available by prescription to adults and adolescents 12 years of age and older. QNASL® is administered as a waterless spray delivered by hydrofluoroalkane (HFA), an environmentally friendly propellant. It contains beclomethasone dipropionate, which is a man-made (synthetic) corticosteroid. Corticosteroids are natural substances found in the body that reduce inflammation. When QNASL® is sprayed into the nose, it helps reduce the nasal symptoms of allergic rhinitis (inflammation of the lining of the nose), such as stuffy nose, runny nose, nasal itching and sneezing.

Approved Uses
QNASL® (beclomethasone dipropionate) Nasal Aerosol is a prescription medication that treats seasonal nasal and year-round nasal allergy symptoms in patients 4 years of age and older.

Important Safety Information
In clinical studies, nosebleeds and nose ulcers were more common in patients treated with QNASL Nasal Aerosol than patients who received placebo. Some nosebleeds were more severe in patients treated with QNASL Nasal Aerosol than in patients who received placebo. Tell your healthcare provider if you start to have nosebleeds or nasal ulcers after using QNASL Nasal Aerosol.

Thrush (Candida), a fungal infection in your nose, mouth, or throat may occur. Tell your healthcare provider if you have any redness or white colored patches in your mouth or throat.

You should avoid using QNASL Nasal Aerosol until your nose is healed if you have a sore in your nose, you have had recent surgery on your nose, or if your nose has been injured, because QNASL Nasal Aerosol may cause slow wound healing.

Some people who use corticosteroids may have eye problems such as increased pressure in the eye (glaucoma) or cataracts. If you have a history of glaucoma or cataracts or have a family history of eye problems, you should have regular eye exams while you use QNASL Nasal Aerosol.

Serious allergic reactions can happen in people taking QNASL Nasal Aerosol. Stop using QNASL Nasal Aerosol and call your healthcare provider right away or get emergency help if you experience shortness of breath or trouble breathing, skin rash, redness, swelling, severe itching, or swelling of your lips, tongue or face.

People are more likely to get infections if they have immune system problems or use drugs, including corticosteroids, which may weaken the body’s ability to fight infections. Avoid contact with people who have infections like chickenpox or measles while using QNASL Nasal Aerosol. Speak to your healthcare provider before using QNASL Nasal Aerosol if you have tuberculosis or untreated fungal, bacterial, or viral infections, or eye infections caused by herpes. Symptoms of an infection include: fever, pain, aches, chills, feeling tired, nausea and vomiting.

A condition in which the adrenal glands do not make enough steroid hormones may occur. Symptoms can include tiredness, weakness, dizziness, nausea and vomiting. Tell your healthcare provider if you experience these symptoms.

Children taking QNASL Nasal Aerosol should have their growth checked regularly, since corticosteroids may slow growth in children.

The most common side effects with QNASL Nasal Aerosol 80 mcg in patients 12 years of age and older are nasal discomfort, nosebleeds, and headache.

The most common side effects with QNASL Nasal Aerosol 40 mcg in patients 4 to 11 years of age are headache, fever, infection of the nose and throat, and inflammation of the nose and throat.

Tell your healthcare provider if you have any side effect that bothers you or that does not go away.

These are not all of the possible side effects of QNASL Nasal Aerosol. For more information, ask your healthcare provider or pharmacist.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Please click here for Full Prescribing Information

About Allergic Rhinitis
Allergic rhinitis is a chronic inflammatory disease characterized by symptoms such as sneezing, nasal itch, runny nose and nasal congestion. For many AR patients, nasal congestion or a stuffy nose may be the most frequent and bothersome symptom. Based on the available evidence, intranasal corticosteroids are the most effective treatment options for patients with AR.

According to the American Academy of Allergy, Asthma and Immunology (AAAAI), the prevalence of AR in the U.S. has increased during the past three decades; it is recently estimated at 20 percent in the general adult and adolescent populations. Of those Americans affected with AR, approximately 20 percent have SAR, 40 percent have perennial allergic rhinitis (PAR) and 40 percent have a combination of the two (i.e., PAR with seasonal exacerbation) depending on the allergen sensitivity. Because of its prevalence and health effect, AR is associated with considerable direct and indirect costs.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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